500 GRANT STREET, SUITE 4500  •  PITTSBURGH, PENNSYLVANIA 15219.2514

TELEPHONE: +1.412.391.3939  •  FACSIMILE: +1.412.394.7959

DIRECT NUMBER: (412) 394-9547 APANDIT@JONESDAY.COM

January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Karina Dorin, Staff Attorney
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Re:	Montauk Renewables, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 23, 2020
File No. 333-251312

On January 4, 2021, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Montauk Renewables, Inc., a Delaware corporation (the “Company”), on December 23, 2020. The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with this response letter.

For your convenience, the italicized numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in Amendment No. 3.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

January 8, 2021

Amendment No. 1 to Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 138

1.    We note your revised disclosure in response to prior comment 4 and reissue the comment in part. Please disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Swisspartners Marcuard Heritage and Compagnie Financiere Boshoff. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response:

The Company respectfully advises the Staff that it updated the disclosure on page 139 of Amendment No. 3 to reflect that it has received notice that both Swisspartners Marcuard Heritage AG and Compagnie Financiere Boshoff Ltd. have sold a number of Montauk Holdings Limited (“MNK”) ordinary shares such that they no longer hold, individually or in the aggregate, more than 5% of the outstanding MNK ordinary shares on the date hereof.

The Company respectfully advises the Staff that it has prepared the beneficial ownership disclosure included in the Registration Statement and Amendment No. 3 based on several sources of information, including internal records, information from the Company’s transfer agent and material provided by and on behalf of certain shareholders. Based on such review, the Company believes that no natural person has voting or dispositive power over the shares held by Swisspartners Marcuard Heritage AG or Compagnie Financiere Boshoff Ltd.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 4th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

United States Securities and Exchange Commission

January 8, 2021

With respect to Swisspartners Marcuard Heritage AG, voting and investment power is exercised by more than three managers, none of whom may unilaterally exercise voting or investment power over held by it. As a result, none of the individual managers have voting or dispositive power over such shares.

With respect to Compagnie Financiere Boshoff Ltd., voting and investment power is exercised by a board of managers, consisting of six members, that makes decisions with no member having the power to act individually to vote or sell the shares to be held by it. As a result, none of the individual members of the board of managers has voting or dispositive power over such shares.

*    *    *

We are pleased to answer any questions at your convenience. Thank you for your cooperation and attention to this matter.

Best regards,

/s/ Amy I. Pandit
Amy I. Pandit

cc:	Sean F. McClain
cc:	Kevin A. Van Asdalan
cc:	John Ciroli
cc:	Bradley C. Brasser